Exhibit 99.15

Schedule A
Directors and Executive Officers of the Reporting Persons
MS&AD Insurance Group Holdings, Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship
Directors			
Noriyuki Hara	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director, Chairman of the Board	Japan
Yasuzo Kanasugi	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Representative Director, Vice Chairman of the Board	Japan
Shinichiro Funabiki	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Representative Director, President & CEO	Japan
Shigeo Kudo	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Representative Director, Executive Vice President	Japan
Keisuke Niiro	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director, Executive Officer	Japan
Junichi Tobimatsu	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director	Japan
Rochelle Kopp	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director	U.S.A.
Akemi Ishiwata	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director	Japan
Jun Suzuki	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director	Japan
Atsuko Okajima	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director	Japan
Hideki Kawatsu	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director	Japan

Taisei Kunii	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director	Japan
Yukari Murayama	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan	Director	Japan

Mitsui Sumitomo Insurance Co., Ltd.

Name	Business Address	Principal Occupation or Employment	Citizenship
Directors			
Shinichiro Funabiki	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Representative Director, Chairman of the Board, Chairman Executive Officer	Japan
Hiroshi Umiyama	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Representative Director, President & CEO	Japan
Hironori Morimoto	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director, Senior Executive Officer	Japan
Naoki Iguchi	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director, Managing Executive Officer	Japan
Kazuhiro Tsuji	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director, Managing Executive Officer	Japan
Kuniyuki Hirano	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director, Managing Executive Officer	Japan
Noriyuki Hara	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director	Japan
Hideki Kawatsu	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director	Japan

Hiroshi Kimura	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director	Japan
Atsuko Ishii	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director	Japan
Tomonori Ito	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director	Japan
Chiharu Takakura	9, Kanda-Surugadai 3-chome, Chiyoda-ku, Tokyo, Japan	Director	Japan